Exhibit 21.1

Subsidiaries

Name	State of Incorporation

CLV Azurite Land, LLC	Ohio
Range Bluegrass Land, LLC	Ohio
Range Environmental Resources, Inc.	West Virginia
Range Land, LLC	Ohio
Range Minerals, LLC	Ohio
Range Natural Resources, Inc.	West Virginia
Range Reclaim, LLC	Ohio
Range Rock Creek Land, LLC	Ohio
Range Security, LLC	Ohio
Range Security Resources, LLC	Ohio
Range Sky View Land, LLC	Ohio
Range Water, LLC	Ohio
Terra Preta, LLC	Ohio